Marianne Drost Senior Vice President Deputy General Counsel & Corporate Secretary
Verizon Communications Inc. 140 West Street New York, New York 10007 (212) 395-1783

November 14, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re: Request by Verizon Communications Inc. for Withdrawal of Form S-3 Registration Statement No. 333-138627

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Verizon Communications Inc. (“Verizon”) hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-138627), together with all exhibits thereto (collectively, the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2006.

Verizon requests this withdrawal because the printer submitting the filing used an erroneous EDGAR submission type (S-3 instead of S-3ASR). Verizon intends to refile the Registration Statement shortly using the correct EDGAR submission type for this filing. No securities were offered or sold pursuant to the Registration Statement.

We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies Verizon that the application for withdrawal will not be granted.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact David Kauffman, Vice President and Associate General Counsel, at (908) 559-6174.

Very truly yours, /s/ Marianne Drost